                                                                   EXHIBIT(c)(2)

        [EXCERPTS FROM COHR INC.'S PROXY STATEMENT DATED JULY 24, 1998]

                       REMUNERATION OF EXECUTIVE OFFICERS

     The Company has retained the services of each of Messrs. List, Ritterbush and Socha in the capacities of President and Chief Executive Officer, Managing Director, and Executive Vice President, Operations, respectively, pursuant to arrangements commencing as of June 2, 1998 for a term until September 1, 1998, at which time the employment arrangements may be extended by mutual agreement or be terminated by either party. Under these arrangements, Messrs. List and Socha are full-time employees; Mr. Ritterbush is to devote one half of his time to Company matters. Each of the three is paid monthly base compensation of $10,000, and is entitled to other benefits generally afforded officers of the Company, including medical, health and dental benefits and to reimbursement for all reasonable business travel.

     Additionally, and as an inducement essential to entering into the employment arrangements with the Company, each of Messrs. List, Ritterbush and Socha were granted options to purchase 125,000, 91,667 and 108,333, shares respectively of the Company's Common Stock at an exercise price of $7.00 per share. The options expire on June 1, 2008 and such options are currently vested as to 25% and become 50% vested on June 2, 1999, 75% vested on June 2, 2000 and 100% vested on June 2, 2001. In the event of a change of control, as defined in the Company's 1996 Stock Option Plan (generally, in the event of certain acquisitions of 40% or more of the Company's outstanding Common Stock, certain mergers which result in the Company's stockholders owning less than 60% of the surviving corporation, a sale of all or substantially all of the Company's assets or certain changes of a majority of the directors of the Company), prior to the third anniversary of the date of grant the options become 100% vested. The options are non-transferable, except to certain family members. The options were not granted under an existing benefit or stock option plan of the Company.

     In addition, the Company entered into a management services agreement dated as of June 3, 1998, between the Company and Fairfax Consulting Company LLC, a newly formed Delaware limited liability company ("Fairfax Consulting"), pursuant to which Fairfax Consulting provides the management, executive and consulting services of certain professionals (the "Professionals"), other than Messrs. List and Socha, a minimum of two business days each month as requested by the Company. For such services Fairfax Consulting is paid $15,000 for certain prior expenses and a fee based on the number of hours spent by certain of the Professionals multiplied by an hourly rate, which ranges from $100 to $200 per hour depending on which of the Professionals provided the services. To the extent Mr. Ritterbush expends more than 50% of his time on Company matters, such time in excess of 50% is also billed to the Company on an hourly basis. The management services agreement has a term which expires on September 1, 1998, at which time it can be extended by mutual agreement or terminated by either party.

     Raymond E. List, Chief Executive Officer and a director of the Company, and Steve Ritterbush, Managing Director and a director of the Company, are two of the four managing-members of Fairfax Consulting. Louis A Simpson, a director of the Company, has invested as a non-manager member with Fairfax Management Company II, LLC, which has the same managing-members as Fairfax Consulting.

     The parties have commenced preliminary discussions regarding extending for a longer term the arrangements described above with Messrs. List, Ritterbush and Socha and with Fairfax Consulting.

EXECUTIVE OFFICERS

     Information listed under the Caption "Executive Officers" under Item 10 of
Part III of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, as filed with the Securities and Exchange Commission, is incorporated in this Proxy Statement by reference.

SUMMARY OF COMPENSATION

     The following table summarizes the compensation paid or accrued during the three most recent fiscal years to the Company's Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of fiscal 1998 on March 31, 1998 and whose remuneration in all capacities to the Company exceeded $100,000 (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM COMPENSATION
                                                                                 ------------------------------
                                                                                      AWARDS                  PAYOUTS
                                                                                 ----------------    -------------------------
                                                  ANNUAL COMPENSATION            NUMBER OF SHARES
                                          -----------------------------------    OF COMMON STOCK
                                 FISCAL                          OTHER ANNUAL       UNDERLYING          LTIP       ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR     SALARY     BONUS      COMPENSATION    OPTIONS GRANTED     PAYOUTS(1)   COMPENSATION
  ---------------------------    ------   --------   --------    ------------    ----------------    ----------   ------------
David Manigault................   1998    $244,242   $      0        *                10,000          $      0      $13,763(2)
  Senior Vice President           1997     204,355          0      $24,562(3)         10,000                 0       11,874
  and Chief Information Officer   1996     142,507          0        *                27,500                 0        9,443
Aviva Truesdell................   1998    $160,477   $      0      $20,808(4)              0          $      0      $13,302(5)
  Senior Vice President           1997     171,159          0        *                     0                 0       12,403
                                  1996     150,921          0        *                20,000                 0       10,094
Stephen W. Gamble..............   1998    $159,423   $ 16,000      $ 3,341(6)         40,000(7)       $      0      $53,280(8)
  Former Interim Chief                                               *
  Executive Officer
Paul Chopra....................   1998    $375,000   $      0        *                65,000          $      0      $19,179(10)
  Former Chairman of the          1997     295,008          0        *                20,000           212,254       15,699
  Board and Chief                 1996     265,008    280,000(11)     *              230,000           168,645       12,500
  Executive Officer (9)
Sandy D. Morford...............   1998    $256,645   $      0        *                25,000          $      0      $14,522(13)
  Former President and            1997     288,838          0      $34,147(14)        10,000                 0       13,735
  Chief Operating Officer (12)    1996     257,880          0        *                37,500                 0       12,800
Haresh S. Satiani..............   1998     188,449   $ 10,000      $24,507(15)             0          $      0      $10,158(16)
  Former Senior                   1997     193,929          0        *                     0                 0        7,623
  Vice President (12)             1996     173,971          0        *                15,000                 0        7,327

---------------
  * In accordance with Securities and Exchange Commission regulations, "Other Annual Compensation" is omitted for each executive officer who received no such compensation or who received only perquisites and other personal benefits, securities or property not exceeding the lesser of $50,000 or 10% of such executive officer's total annual salary and bonus.

 (1) The Executive Long-Term Incentive Plan (the "LTIP"), administered jointly with Healthcare Association of Southern California, provided that Mr. Chopra be awarded a bonus to range from $62,008 to $380,899 if actual cumulative revenues of the Company for the period commencing April 1, 1993 through March 31, 1996 reached or exceeded certain scheduled anticipated cumulative revenues. Under the LTIP, at no time could the sum of all awards paid to all participants in the LTIP be greater than 6.5% of the Company's earnings before taxes and dividends. Pursuant to the LTIP, $212,254 was paid to Mr. Chopra in June 1996, at which time the LTIP terminated.

 (2) Includes $563, $8,250 and $4,950 for the Company portion of term life insurance premiums, the Company contribution to the pension plan and the Company matching contribution to the 401(k) plan, respectively.

 (3) Includes $17,307 for accrued vacation time and $7,255 for personal use of a Company automobile.

 (4) Includes $18,830 for accrued vacation time and $1,978 for personal use of a Company automobile.

 (5) Includes $1,782, $7,200 and $4,320 for the Company portion of term life insurance premiums, the Company contribution to the pension plan and the Company matching contribution to the 401(k) plan, respectively.

 (6) Automobile allowance.

 (7) Options granted to Mr. Gamble in his capacity as a non-employee director prior to his appointment as interim Chief Executive Officer are not included.

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

 (8) Consulting fees paid to Mr. Gamble for strategic planning services.

 (9) See the discussion of Mr. Chopra's employment agreement and the Standstill Agreement described in the following section entitled "Employment Agreements."

(10) Includes $4,779, $9,000 and $5,400 for the Company portion of term life insurance premiums, the Company contribution to the pension plan and the Company matching contribution to the 401(k) plan, respectively.

(11) Paid in fiscal 1997 for performance in fiscal 1996.

(12) Messrs. Morford and Satiani left the Company on June 2, 1998.

(13) Includes $1,122, $8,375 and $5,025 for the Company portion of term life insurance premiums, the Company contribution to the pension plan and the Company matching contribution to the 401(k) plan, respectively.

(14) Includes $24,230 for accrued vacation time, $6,451 for personal use of a Company automobile and $3,466 in payments in excess of the maximum permitted annual Company contributions to the Company's pension and 401(k) plans.

(15) Includes $17,307 for accrued vacation time, $6,900 for an automobile allowance and $300 in payments in excess of the maximum permitted annual Company contributions to the Company's pension and 401(k) plans.

(16) Includes $808, $4,250 and $5,100 for the Company portion of term life insurance premiums, the Company contribution to the pension plan and the Company matching contribution to the 401(k) plan, respectively.

EMPLOYMENT AGREEMENTS

     On January 1, 1996, Paul Chopra, the Company's then President and Chief Executive Officer, entered into a five-year employment agreement with the Company. The agreement is subject to earlier termination by Mr. Chopra or the Company with or without cause (as cause is defined in the employment agreement). The agreement provides for a minimum base salary of $265,000 and annual bonuses conditioned on the Company's achievement of certain performance criteria established by the Compensation Committee. The agreement also provides that during the agreement's term the Board will nominate Mr. Chopra for election to the Board by the Company's stockholders. If Mr. Chopra is terminated by the Company without cause, or Mr. Chopra terminates the agreement for cause, of if the agreement is not renewed by the Company, or Mr. Chopra elects to terminate following receipt of the Company's notice of non-renewal, or in the event of a change of control, the agreement provides that Mr. Chopra will receive as severance (i) a lump sum payment equal to three years of base salary and bonuses and (ii) employee benefits for the period ending three years following termination (the "Severance Payment"). Change of control is defined in the agreement as any person (other than an employee benefit plan of the Company of Healthcare Association of Southern California) becoming the holder of one-third or more of the voting power of the Company's securities, a merger or consolidation whereby the then current stockholders hold less than a majority of the voting power of the surviving entity, a complete liquidation or agreement for sale of all or substantially all of the assets of the Company or a change in the composition of the Board of Directors over any consecutive 36-month period which results in a majority of the Board being comprised of persons who were not nominated by the Board of Directors of the Company. Should any excise tax be imposed under Section 4999 of the Internal Revenue Code for "excess parachute payments" due Mr. Chopra in the event of certain changes of ownership or control of the Company, the employment agreement provides that the Company shall pay such additional compensation as is necessary to put Mr. Chopra in the same after-tax position were no such excise tax paid or incurred.

     In November of 1997, Mr. Chopra was replaced as the Chairman of the Board and as the Chief Executive Officer of the Company. Mr. Chopra resigned as a director of the Company effective July 17, 1997. Mr. Chopra has made a claim for the Severance Payment under his Employment Agreement, but the Company has not made any such payment. Effective as of April 3, 1998, Mr. Chopra and the Company entered into a Standstill Agreement pursuant to which each party has agreed that the passage of time will not waive or prejudice the rights of either of the parties with respect to the termination of Mr. Chopra's
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

employment or the consequences thereof. Until the termination of the Standstill Agreement, the Company will continue to pay the premiums on all medical and dental insurance coverages for Mr. Chopra and his family, pay Mr. Chopra $10,000 per month and the Company will continue to make the lease payments on his Company car. Except as provided in the prior sentence, the Company is not obligated to make any further payments, including the Severance Payment under the Employment Agreement. The Standstill Agreement shall terminate on the earliest of 14 days after either party gives written notice of termination or November 10, 1998, at which time each party will have all rights and obligations it had as of the effective date of the agreement.

     The Company is a party to an employment agreement with Ms. Truesdell as Senior Vice President effective as of March 1, 1998 (the "Truesdell Agreement"). Pursuant to the Truesdell Agreement, Ms. Truesdell is entitled to an annual base salary of $144,000 and, at the discretion of the Board of Directors, an annual bonus. The Truesdell Agreement terminates on February 28, 1999, except that on February 28, 1999 the term shall be automatically extended for a one-year period, unless no later than 30 days prior to such expiration date, either party has provided notice that it does not wish to extend the Truesdell Agreement. If during the term of the Truesdell Agreement, Ms. Truesdell's employment is terminated for any reason, other than for cause, or she is permanently relocated without her consent outside of the Greater Los Angeles area or her responsibilities and salary are materially reduced and she resigns within three months of notification of either of the foregoing and executes a mutual release, she shall be entitled to receive severance benefits as follows -- she shall receive a minimum of 12 months of base salary and continued health benefits, although health benefit coverage shall terminate to the extent she is entitled to such coverage by any subsequent employer. Ms. Truesdell has also agreed not to solicit Company management to discontinue working for the Company for the purpose of working for any subsequent employer of Ms. Truesdell which is a competitor of the Company for a one year period after her termination of employment.

OPTIONS

     The following table sets forth information regarding grants of stock options in the fiscal year ended March 31, 1998 to the named executive officers.

                    STOCK OPTION GRANTS IN 1998 FISCAL YEAR

                                                    INDIVIDUAL GRANTS
                             ----------------------------------------------------------------
                                                   % OF TOTAL                                      POTENTIAL REALIZABLE VALUE AT
                                NUMBER OF           OPTIONS                                           ASSUMED ANNUAL RATES OF
                                SHARES OF          GRANTED TO                                       STOCK PRICE APPRECIATION FOR
                              COMMON STOCK        EMPLOYEES IN      EXERCISE                               OPTION TERM(2)
                               UNDERLYING         1998 FISCAL       PRICE PER      EXPIRATION      ------------------------------
           NAME              OPTIONS GRANTED        YEAR(1)           SHARE           DATE             5%                10%
           ----              ---------------      ------------      ---------      ----------      -----------      -------------
David Manigault............      10,000                6.1%         19$5/8          07/29/07        $123,400         $  312,900
Stephen W. Gamble..........      40,000(3)            24.2%         11$3/4          11/17/07        $296,000         $  748,800
Paul Chopra................      65,000               39.4%         19$5/8          07/29/07        $802,100         $2,033,850
Sandy D. Morford...........      25,000               15.2%         19$5/8          09/02/98(4)     $308,500         $  782,250

---------------
(1) Total number of shares subject to options granted to employees in fiscal 1998 was 165,000, which excludes options granted to non-employee directors.

(2) The Potential Realizable Value is calculated based on the fair market value on the date of grant, which is equal to the exercise price of options granted in fiscal 1998, assuming that the stock appreciates in value from the date of grant until the end of the option term at the annual rate specified (5% and 10%). Potential Realizable Value is net of the option exercise price. The assumed rates of appreciation are specified in rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future stock price. Actual gains, if any, resulting from stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the option holder's continued employment through the exercise/ vesting period. There can be no assurance that the amounts reflected in this table will be achieved.

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

(3) Options granted to Mr. Gamble in his capacity as a non-employee director prior to his appointment as interim Chief Executive Officer are not included.

(4) Mr. Morford's option will expire 3 months from the date his employment with the Company terminated.

     The following table sets forth information regarding the exercise of stock options by the named executive officers during the fiscal year ended March 31, 1998 and the value of unexercised options at the end of such fiscal year.

                   AGGREGATED OPTION VALUES AT MARCH 31, 1998

                                                                                 VALUE OF UNEXERCISED
                                                               NUMBER OF             IN-THE-MONEY
                                                          UNEXERCISED OPTIONS         OPTIONS AT
                                                           AT MARCH 31, 1998      MARCH 31, 1998(1)
                                                          -------------------    --------------------
                                                             EXERCISABLE/            EXERCISABLE/
                          NAME                               UNEXERCISABLE          UNEXERCISABLE
                          ----                            -------------------    --------------------
David Manigault.........................................     22,938/17,562          $51,572/$7,366
Aviva Truesdell.........................................     17,500/2,500           $50,312/$7,187
Stephen W. Gamble.......................................     40,000/0(2)                 $0/$0
Paul Chopra.............................................    191,875/88,125         $490,547/$70,078
Sandy D. Morford(3).....................................     41,563/30,937          $94,337/$13,478
Haresh S. Satiani(4)....................................     13,125/1,875           $37,734/$5,391

---------------
(1) Based on the $11.875 closing price of the Company's Common Stock on The Nasdaq Stock Market on March 31, 1998. The closing price of the Company's Common Stock on July 14, 1998 was $5.50.

(2) Options granted to Mr. Gamble in his capacity as a non-employee director prior to his appointment as Interim Chief Executive Officer are not included.

(3) The vested and unvested portions of Mr. Morford's options to purchase 47,500 shares expired on July 2, 1998, 30 days after he left the Company. Mr. Morford's remaining exercisable options will expire on September 2, 1998 if not exercised on or before that date.

(4) Mr. Satiani's options expired on July 2, 1998, 30 days after he left the Company.

DIRECTORS' COMPENSATION

     The Company pays an annual fee of $12,000 to its directors who are not employees or officers of the Company. The Company's policy is that directors who are employees or officers of the Company are not paid director's fees. Mr. Chopra did not receive a fee for serving as Chairman of the Board. During the fiscal year ended March 31, 1998, in addition to receiving the director's fees described above, Mr. Reitnouer received $122,500 for serving as Chairman of the Board. The Company also reimburses directors for expenses incurred in connection with their activities on behalf of the Company. In addition, each non-employee director receives $1,000 for attending each meeting of the Board of Directors or a committee thereof. Directors also participated in the 1995 Stock Option Plan of the Company and are entitled to participate in the 1996 Stock Option Plan. Each non-employee director was granted options under the 1995 Stock Option Plan to purchase 2,500 shares of Common Stock on the first and second anniversary dates of the effective date of the Company's initial public offering (February 22, 1996). Each non-employee director was granted options under the 1996 Stock Option Plan exercisable after six months from the date of grant, to purchase 5,000 and 10,000 shares of Common Stock. Mr. Reitnouer was granted an option under the 1996 Stock Option Plan to purchase 30,000 shares of Common Stock in lieu of the grant to purchase 10,000 shares. Such options have vested. See the table above entitled "Stock Option Grants in 1998 Fiscal Year" regarding grants made to Mr. Gamble in his capacity as interim Chief Executive Officer.

     During the 1998 fiscal year, prior to his appointment as Interim Chief Executive Officer and President, Stephen W. Gamble performed consulting services for the Company from time to time. Such services primarily related to strategic planning. The aggregate remuneration for consulting services paid to be Mr. Gamble in fiscal 1998 was $53,280.

                                        5